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Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 [Securian Logo]

November 16, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644

RE:  Post-Effective Amendment pursuant to Rule 485(b)
     Variable Annuity Account
     File Numbers: 333-111067 and 811-04294

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission via the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). In that regard, the Registrant requests that this filing become effective November 19, 2012.

The Registration Statement is being amended to incorporate Staff comments.

The Registrant's previous correspondence to the Staff, dated September 18, 2012, inaccurately stated the Registration Statement was being amended to add the availability of new optional living benefit riders. The Registration Statement was being amended to reflect that optional death benefits were being added and certain currently offered death benefits will no longer be offered.

Any questions or comments regarding this filing may be directed to the undersigned at (651) 665-4145.

Sincerely,


/s/ Daniel P. Preiner
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Daniel P. Preiner
Associate Consel